Exhibit 99.B(d)(15)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Thornburg Investment Management, Inc.

As of January 5, 2011, as amended December 31, 2012

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

[REDACTED]

Agreed and Accepted:

SEI Investments Management Corporation	Thornburg Investment Management, Inc.

By:	By:

/s/ Stephen Beinhacker	/s/ Peter Trevisani

Name:	Name:

Stephen Beinhacker	Peter Trevisani

Title:	Title:

Vice President	Vice-President